

02005719

BB 3/4/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2002

SEC FILE NUMBER
8-47098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAG FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2130 ARCH STREET
(No. and Street)

PHILADELPHIA,	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY CLINGEMPELL 215 545-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIS & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

401 CITY AVENUE, SUITE 600,	BALA CYNWYD,	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gary Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAG Financial, Inc., as of February 25, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary Block

Signature

President

Title

Patricia E. Gulas

Notary Public


NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Oct. 21, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
365
WASH. D.C.
SECTION

MAG FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

MAG FINANCIAL, INC.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT

January 28, 2002

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

We have audited the accompanying statement of financial position of MAG Financial, Inc. as of December 31, 2001 and 2000, and the related statements of operations and retained earnings, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAG Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

MAG FINANCIAL, INC.

STATEMENT OF FINANCIAL POSITION

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
Cash	$109,864	$54,861
Prepaid taxes	-	200
Marketable securities, available-for-sale	3,300	3,300
	$113,164	$58,361
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 6,814	$ 9,911
Shareholder's equity:		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	7,000	7,000
Additional paid-in capital	13,415	13,415
Retained earnings	85,935	28,035
Total shareholder's equity	106,350	48,450
	$113,164	$58,361

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	YEAR ENDED DECEMBER 31,	
	2001	2000
Revenue:		
Commissions earned	$1,305,831	$1,341,225
Expenses:		
Commissions:		
Officer/shareholder	993,000	1,300,000
Other	60,000	10,000
Bank fees	1,833	1,321
Consulting fees	4,812	6,205
Insurance	363	283
License fees	195	425
Reimbursed administrative expenses	150,000	-
Office supplies and printing	129	45
Professional fees	3,350	5,500
Registrations and assessments	13,146	9,007
SIPC expense	150	150
Taxes	1,012	1,489
Training	883	406
	1,228,873	1,334,831
Income from operations	76,958	6,394
Other income:		
Interest and dividends	8,942	21,605
Net income	85,900	27,999
Retained earnings, beginning	28,035	19,486
Distributions paid to shareholder	(28,000)	(19,450)
Retained earnings, ending	$ 85,935	$ 28,035

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	YEAR ENDED DECEMBER 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 85,900	$27,999
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in prepaid taxes	200	(100)
Increase (decrease) in accounts payable and accrued expenses	(3,097)	1,745
Net cash provided by operating activities	83,003	29,644
Cash flows from investing activities:		
Purchase of marketable securities, available-for-sale	-	(3,300)
Net cash (used in) investing activities	-	(3,300)
Cash flows from financing activities:		
Dividend paid	(28,000)	(19,450)
Net cash (used in) financing activities	(28,000)	(19,450)
Net increase in cash	55,003	6,894
Cash at beginning of year	54,861	47,967
Cash at end of year	$109,864	$54,861

The notes to financial statements are an integral part of the above statement.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. Description of Business and Summary of Significant Accounting Policies

Description of business - The Company was incorporated in January, 1994 and commenced operations in 1995 upon receiving its broker/dealer approval from the National Association of Securities Dealers. The Company's principal business activity is selling insurance products with an investment aspect. The sole shareholder of this Company is also a shareholder in other insurance agencies which sell life insurance policies, but not investment products.

Income taxes - The Company is an "S" corporation for Federal and state reporting purposes. Accordingly, all income or losses subject to income taxes is allocated to the individual shareholder for inclusion in his personal income tax return.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - A financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit.

2. Related Party Transactions

A company in which the sole shareholder is a shareholder provides certain administrative services to the Company. There was no expense paid in 2000. In 2001, the total reimbursement paid for administrative expenses was $150,000.

3. Marketable Securities

Marketable securities consist of 300 stock warrants entitling the bearer to purchase 1,200 shares of common stock of the National Association of Securities Dealers ("NASD"). The warrants will be exercisable over four years commencing in 2002. The exercise price is initially $13, increasing $1 each subsequent year. The fair value of the warrants is not readily determinable and, therefore, they are reported at cost.

4. Major Customers

During 2001, commissions from three major customers approximated 72% of commissions earned. During 2000, commissions from four major customers approximated 74% of commissions earned.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, the Company had net capital of $103,050 and $44,950, which was $98,050 and $39,950, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was .066 to 1 at December 31, 2001.

6. Reserve Requirements

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission. As a result of Section(k)(1), due to its limited business (mutual funds and/or variable annuities only), the Company is exempt since it sells only variable annuities and does not hold any customer funds or securities.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	DECEMBER 31, 2001	DECEMBER 31, 2000
NET CAPITAL		
Total shareholder's equity	$106,350	$48,450
Deduct shareholder's equity not allowable for net capital	-	-
Total shareholder's equity qualified for net capital	106,350	48,450
Deductions and/or charges:		
Non-allowable assets:		
Marketable securities	3,300	3,300
Prepaid taxes	-	200
	3,300	3,500
Net capital	$103,050	$44,950
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 6,814	$ 9,911
Total aggregate indebtedness	$ 6,814	$ 9,911
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$5,000	$5,000
Excess net capital	$ 98,050	$39,950
Excess net capital at 1000%	$102,369	$43,959
Ratio: Aggregate indebtedness to net capital	.066	.220

RECONCILIATION WITH COMPANY'S COMPUTATIONS
(included in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000)

There is no material difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

In planning and performing our audits of the financial statements of MAG Financial, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

January 28, 2002
Bala Cynwyd, PA